

September 2, 2011

<u>Via E-mail</u>
Mr. Peter H. Heckman
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715

      Re: Horace Mann Educators Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              File No. 001-10890

Dear Mr. Heckman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Melissa N. Rocha

                    Melissa N. Rocha
                    Accounting Branch Chief